NOTE PAYMENT AND MEMBERSHIP INTEREST SALE AGREEMENT

         THIS NOTE PAYMENT AND MEMBERSHIP INTEREST SALE AGREEMENT ("Agreement") is effective August 1, 2004 (the "Effective Date"), by and among CHRISTENSON GROUP LLC, an Oregon limited liability company ("Christenson"), KEVIN D. ROBERTSON ("Robertson"), JMW GROUP, LLC ("JMW") and CHRISTENSON LEASING COMPANY, LLC ("CLC").

                                    RECITALS:

         A. Robertson is a member of Christenson and owns a 10.120% membership interest in Christenson (the "Membership Interest").

         B. Robertson holds promissory notes made by Christenson (the "Christenson Notes") as follows: (1) Subordinated Promissory Note dated May 31, 2004 in the face amount of $110,000.00; (2) Subordinated Promissory Note dated August 1, 2004 in the face amount of $100,000.00; and (3) Promissory Note dated July 7, 2003 in the face amount of $1,000.00. In addition, Robertson holds one or more promissory notes made by CLC (collectively the "CLC Notes", including:
(1) Subordinated Promissory Note dated January 3, 2003 and amended effective February 1, 2003 in the amended face amount of $245,000; and (2) Subordinated Promissory Note dated June 11, 2003 in the face amount of $11,000.00.

         C. Christenson owns all of the outstanding stock of CEAC, Inc. ("CEAC") and CEAC owns all of the outstanding stock of Christenson Electric, Inc. ("CE").

         D. Robertson also owns an indirect interest in CLC as a result of being a member of CLC's parent, Destination Capital, LLC ("Destination"). The former individual members of CLC (not including Robertson) provided a personal guaranty of a loan for $3,500,000 made December 31, 2002 by Sterling Savings Bank to CLC (the "Sterling Loan") to finance the purchase of certain equipment subsequently leased by CLC to CE. CLC, Robertson and the other guarantors of that loan entered into an Indemnification and Contribution Agreement dated June 16, 2003 (the "Indemnification Agreement") to provide for indemnification and reimbursement of any guarantor who was required to pay more than a prorata portion of any obligation arising out of the loan guaranty.

         E. Christenson and CLC desire to make payments to Robertson to apply to the Christenson and CLC Notes. Christenson further desires to purchase the Membership Interest and Robertson desires to sell his Membership Interest to Christenson on the terms and conditions set forth below.

         Now, therefore, in consideration of the foregoing, the parties agree as follows:

                                   AGREEMENT:

         1. Christenson Payments. Christenson will make payments to Robertson as follows:

                  1.1 Christenson will assign and transfer 204,712 Common shares of Microfield Group, Inc. ("Microfield"). These shares are currently subject to lock-up restrictions




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pursuant to an agreement with Microfield. The lock-up restrictions will expire
September 16, 2004 and Christenson will transfer the shares promptly after the expiration date. Upon transfer of the Microfield shares transferred to Robertson, Robertson will have good and marketable title to the shares, free and clear of all security interests, liens, pledges, encumbrances or other restrictions or claims, subject only to restrictions as to marketability imposed by securities laws.

                  1.2 Christenson will pay Robertson a sum equal to 0.2985% of the gross revenues collected by CE during the 5-year period commencing on the Effective Date. Payments shall be calculated and paid to Robertson on a monthly basis (within 30 days after the end of the prior month) and shall be subject to retroactive adjustment in the event it is subsequently determined that revenues were overstated due to customer disputes, mistakes or similar occurrences. No monthly payments shall be made until CE has satisfied certain outstanding payroll tax liabilities and Washington state excise tax liabilities in the approximate aggregate amount of $1,075,000 (the "Tax Liabilities"). The amount of any monthly payments that would otherwise be due (0.2985% of gross revenues) before the Tax Liabilities have been satisfied shall accrue and be subsequently paid to Robertson ratably over the number of months remaining in the original 5-year payment period once the Tax Liabilities have been paid in full. Interest shall accrue after 90 days at the rate of 12% per annum on any payment that is past due. Robertson or his representatives may audit Christenson's and CE's records (once each year) to verify the payment amounts determined by Christenson to be due. If the audit discloses that the payments claimed to be due are 5% or more less than the correct amounts, Christenson shall be responsible for the cost of the audit. Christenson will provide Robertson with quarterly financial statements and (if available) audited annual financial statements for CE.

                  1.3 In the event that substantially all of the assets or stock of CE are sold pursuant to an agreement executed within the 4-year period beginning with the Effective Date, Christenson will pay to Robertson an amount equal to (a) Robertson's Percentage of the net after-tax (if any) sale proceeds received in connection with the sale after deducting transaction costs, and corporate obligations and debt of CE and CEAC other than liabilities or expenses attributable to consulting/success fees payable to JMW which have not been disclosed to Robertson, less (b) the amount of payments made to Robertson pursuant to Section 1.2 above. "Robertson's Percentage" means the percentage membership interest that Robertson would have in Christenson (currently 10.120%) at the time the sale is closed if Robertson and Brian Christopher had retained their current number of membership units, taking into account future changes in the number of outstanding membership units of Christenson. Upon full payment of all amounts due under this Section 1.3, the payments to be made pursuant to
Section 1.2 above will terminate.

         2. SALE OF MEMBERSHIP INTEREST. Robertson hereby sells and Christenson hereby purchases the Membership Interest. As of the Effective Date, Robertson shall cease to be a member of Christenson.

         3. APPLICATION OF PAYMENTS. All payments made to Robertson as set forth above are to be applied first to payment of the Christenson Notes, and then applied in payment of the Membership Interest. The sole source of payment for all such obligations of Christenson to Robertson shall be as set forth above. The parties represent to each other that they know of no other obligations of Christenson to Robertson. Simultaneously with the extinguishment of


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Christenson's obligations to Robertson, the following additional debt of
Christenson will be extinguished: (a) Subordinated Promissory Note dated May 31, 2004 in the face amount of $585,957.16 in favor of JMW; (b) Amended and Restated Subordinated Promissory Note dated May 1, 2004 in the face amount of $881,996.24 in favor of Destination; and (c) indebtedness in favor of various parties related to JMW incurred prior to January 1, 2004 in the approximate current amount of $393,523.79.

         4. OPTIONS. Robertson has previously been granted certain options to purchase additional interests in Christenson, Destination and other related entities. The option to purchase an interest in Destination shall continue in effect as provided in Robertson's option agreement and Robertson shall have the additional option to purchase an additional 1% interest in Destination Capital (based on currently outstanding interests) for the purchase price of $20,000. Robertson's options to purchase interests in the other related entities is hereby terminated. Christenson and JMW will cause Robertson's option agreements to be appropriately modified.

         5.       CLC NOTE.

                  5.1 The CLC Note in the face amount of $245,000 (plus accrued and unpaid interest to the date of this Agreement) will be amended to provide for (a) no payments for 2 years, (b) interest for the initial 2 years to be paid at maturity, (c) interest on the principal balance to be paid quarterly beginning after the first quarter of the third year, and (d) a maturity date of 5 years from the Effective Date. The CLC Note as amended will evidence any and all remaining obligations of CLC to Robertson and any other notes and obligations of CLC are deemed paid, satisfied or contributed as additional capital. JMW agrees that the CLC debt payable to JMW Capital Partners, Inc. in the approximate amount of $192,776 will be subject to the same repayment terms.

                  5.2 At such time as the Sterling Loan has been paid in full or otherwise satisfied by CLC, CLC will assign to Robertson its right to purchase 10.120% of the shares of Microfield which are subject to the warrant(s) issued by Microfield to CLC (to the extent not used by CLC to pay the Sterling
Loan) in connection with CLC's loan of approximately $500,000 to Christenson Velagio, Inc. scheduled to be consummated in August 2004 or later. CLC agrees to deliver to Robertson copies of the loan terms and loan documents of the CLC loan to Christenson Velagio, Inc.

         6.       LOAN TRANSACTIONS.

                  6.1 STERLING LOAN RESTRUCTURE. CLC is presently negotiating with Sterling Savings Bank to restructure the Sterling Loan obligations. Upon execution of this Agreement, it is hereby agreed by CLC and JMW that Robertson is released from his indemnification obligations with respect to the Sterling Loan and the Indemnification Agreement will be modified to reflect this release.

                  6.2 DESTINATION TRANSACTIONS. Robertson is continuing as a member of Destination. Robertson agrees to cooperate with future lender requests to confirm the authority of Destination and its manager to engage in loan transactions within the scope of authority granted pursuant to the operating agreement of Destination.




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         7.       ROBERTSON'S REPRESENTATIONS.

                  7.1 DISCLOSURE. Robertson is familiar with the business and properties of Christenson and, in making his decision to sell the Membership Interest, has not relied on representations or warranties of Christenson or any other person, other than those provided in Section 4 below, or their agents, officers or employees. Robertson has had an opportunity to review all documents, records and books pertaining to his membership interest in Christenson, obtain any additional information necessary to verify the accuracy of all information obtained, and ask questions of and receive answers from Christenson or any persons authorized to act on its behalf concerning the terms and conditions of this transaction.

                  7.2 TITLE. Robertson has, and upon purchase thereof by Christenson pursuant to the terms of this Agreement Christenson will have, good and marketable title to the Membership Interest, free and clear of all security interests, liens, pledges, encumbrances or other restrictions or claims, subject only to restrictions as to marketability imposed by securities laws and other liens, claims, debts or matters within the actual knowledge of Christenson, CLC, JMW, Destination and their respective subsidiaries, affiliates and key personnel.

                  7.3 NO OUTSTANDING REQUESTS FOR REIMBURSEMENT. Robertson represents that there are no outstanding or unsubmitted requests for reimbursement of expenses to which Robertson is entitled. Robertson has not incurred any obligations on behalf of Christenson that are not now reflected on the books and records of Christenson. If Christenson incurs any obligation or expense for which Robertson is responsible, Robertson will promptly reimburse any such expense and authorize Christenson to withhold any such amount out of any payments otherwise due to be paid to Robertson.

         8.       MISCELLANEOUS.

                  8.1 FURTHER DOCUMENTS. Each of the parties hereby agrees to execute and deliver any and all instruments or documents and to take any further action which may be or become necessary or appropriate to give effect to the terms of this Agreement.

                  8.2 WAIVER. The waiver by any party of any breach or default of the other party under this Agreement or the failure of a party to exercise any right, power or remedy shall not operate or be construed as a waiver of any subsequent breach or default by the other party.

                  8.3 INTEGRATION. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement and may be modified only by an agreement in writing signed by all parties.

                  8.4 BINDING EFFECT. This Agreement is legally effective and binding, both upon the parties and upon their respective estates, heirs, legal representatives, successors and permitted assigns.

                  8.5 GOVERNING LAW. This Agreement shall be subject to and governed by the laws of the State of Oregon.





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                  8.6      SEVERABILITY OF AGREEMENT. The parties intend that
this be a binding and enforceable agreement. If a provision or provisions of this Agreement are invalid or unenforceable, the remainder of this Agreement shall be valid and enforceable without such provision or provisions.

                  8.7 ATTORNEY FEES. If suit or action is filed to enforce this Agreement, or otherwise with respect to the subject matter of this Agreement, the prevailing party shall be entitled to recover reasonable attorney fees incurred in preparation for and litigation of such suit or action at trial, on appeal and on any petition for review.

                  8.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

                  8.9 RELEASE. In consideration of the representations and agreements set forth above, and provided the parties fulfill their respective obligations as set forth herein, the parties release each other and their respective employees, agents, successors and assigns from all claims arising out of their ownership of Christenson.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective the day and year first above written.

                                               CHRISTENSON GROUP LLC
                                               By: JMW Capital Partners, Inc.,
                                               its Manager

/s/ KEVIN D. ROBERTSON                         By: /s/ ROBERT JESENIK
-------------------------------------------       ------------------------------
Kevin D. Robertson                                Robert Jesenik, CEO

CHRISTENSON LEASING COMPANY, LLC               JMW GROUP, LLC
By: JMW Capital Partners, Inc., its Manager    By: JMW Capital Partners, Inc.,
                                               its Manager


By: /s/ ROBERT JESENIK                         By: /s/ ROBERT JESENIK
   ----------------------------------------       ------------------------------
   Robert Jesenik, CEO                            Robert Jesenik, CEO

















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